The following is a quarterly update presentation for Halliburton Company.

Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

Quarter Update: Second Quarter 2015 Investor Relations Contacts: Kelly Youngblood, Vice President Scott Danby, Manager 281.871.2688 or investors@halliburton.com NYSE Stock Symbol: HAL Common Dividend:$0.18 in Second Quarter 2015 Shares Outstanding: 855 Million as of 7/17/2015 www.halliburton.com

Safe Harbor The statements in this presentation that are not historical statements, including statements regarding future financial performance, the expected closing of the pending Baker Hughes transaction, and the growth potential and other expected benefits and synergies of the Baker Hughes transaction, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: with respect to the pending acquisition of Baker Hughes, the terms and timing of any divestitures undertaken in order to obtain required regulatory approvals, the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, the diversion of management time on transaction-related issues, the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services, the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans, expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits, and expectations regarding regulatory approval of the transaction; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; changes in capital spending by customers; and structural changes in the oil and natural gas industry. Halliburton’s Form 10-K for the year ended December 31, 2014, Halliburton’s Form 10-Q for the quarter ended June 30, 2015, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason. 2

Safe Harbor Additional information This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822. Participants in Solicitation Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on April 23, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 24, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC. 3

Agenda ? Company Overview ? Market Outlook ? Acquisition Update ? Unconventionals ? Deepwater ? Mature Fields ? Financials 4

Service Offerings Drilling and Evaluation Completion and Production Baroid Consulting & Drill Bits Landmark Artificial Cementing Completion Project and Services Software and Lift Tools Management Services Sperry Testing and Wireline and Multi-Chem Production Production Drilling Subsea Perforating Enhancement Solutions 5

Halliburton Global Franchise North America H H Middle East/Asia Pacific Europe/Africa/CIS Latin America Halliburton Locations H Halliburton Headquarters Halliburton Research Centers 2015 Operational Research Corporate Founded Employees Countries Centers Headquarters Customers FAST FACTS 1919 Over 80 16 Houston National, International and 70,000 Dubai Independent entities worldwide 6

Comparing North America Cycles Index of the US Rig Count during Last 3 Major Cycles 1.20 1.00 Count Rig 0.80 Indexed 0.60 1997-2001 -43% 2001-2008 2008-2011 -53% 2014-Curr -56% 0.40 -57% 1 7 13 19 25 31 37 43 49 55 61 67 73 79 85 91 97 103 109 115 121 127 133 139 145 151 Weeks Source: Baker Hughes US Rig Count – through 7/24/15 7

Growth in Key Segments 5-Year Market 2009 2014 Share Change Market HAL Market HAL Peer HAL Size Position Size Position Average Hydraulic Fracturing 1 1 (5.9%) (1.2%) Directional Drilling/LWD/SDL 2 2 (1.9%) (5.2%) Wireline 2 2 1.2%—Artificial Lift N/A 10 0.9% (3.7%) Drilling & Completion Fluids 2 2 (1.4%) (1.2%) Completion Equipment 2 1 0.1% (3.4%) Cementing 1 1 1.5% (4.2%) Specialty Chemicals N/A 4 1.7% (5.8%) Drill Bits 4 3 1.4% (5.5%) Source: Spears & Associates – 2014 Oilfield Market Report (Apr 2015 Update) Primary Peers: SLB, BHI 8

Halliburton and Baker Hughes Creating a Leading Oilfield Services Company A Compelling …with Nearly $2 billion of Strategic Combination… Annual Cost Synergies Unsurpassed breadth and depth of products and R&D Corporate services Optimization Accelerates Halliburton Strategy in 11% 9% Real Estate Unconventionals, Deepwater and Mature Fields Administration/ 8% Organizational Combined company well-positioned for continued Efficiencies 18% superior growth, margins and returns 23% Accretive to cash flow by end of year one after close; accretive to earnings per share by end of North American 31% International year two after close Operational Operational Efficiencies Efficiencies Deal Updates... Halliburton began marketing for sale its drill bits business (Fixed Cutter and Roller Cone bits), and its drilling services business (Directional Drilling, Logging-While-Drilling and Measurement-While-Drilling) in the second quarter During the first round, received nearly 25 indications of interest for each business Halliburton and Baker Hughes entered into a timing agreement with the Antitrust Division of the U.S. Department of Justice in the third quarter Halliburton submitted its filing with the European Commission in the third quarter We are fully committed to our target of closing the acquisition late in 2015 9

Key Strategic Markets 2014 Revenue $32.9B Over 60% of 2014 Revenue came from our 3 Key Strategic Markets 10

Global Unconventional Opportunity Unconventional Challenges ? Geology ? Infrastructure ? Regulatory Environment ? Economic Viability Unconventional Basins 75 Tight Gas 1,115 Shale Gas Coal Bed Methane 58 802 707 665 545 573 32 437 27 26 390 285 245 13 13 9 9 8 Russia U.S. China Argentina Libya Venezuela Mexico Pakistan Canada Indonesia Brazil Russia South Australia Mexico Canada U.S. Algeria Argentina China Africa Shale Oil—Technically Recoverable Resources Shale Gas—Technically Recoverable Resources (billion barrels) (trillion cubic feet) Source: EIA, “Technically Recoverable Shale Oil and Shale Gas Resources”, June, 2013 11

Surface Efficiency


FRAC
OF THE
FUTURE

20% LESS CAPITAL

35% LESS PERSONNEL

40% LESS COMPLETION TIME

SandCastle™ Vertical Storage Bins



Reduce footprint at wellsite, significantly lowers operational and capital costs

Q10™ Pump


HALLIBURTON
Powered by American Natural Gas

Significantly lowers downtime and maintenance costs

Sand Logistics Command Center



Allows procurement and logistics specialists to monitor sand supply and deliveries in real time

Mobile Technologies



Streamline well site processes and increase back office efficiencies

12

HALLIBURTON

Making Better Wells – Custom Chemistry



AccessFrac℠

Combines leading unconventional hydraulic fracturing techniques with proprietary diversion chemistry to enhance multi-zone completions during plug and perf operations



- Old Fractures
- Dynamic Diversion
- Restored Fracture Conductivity
- New Stimulated Volume


Conventional Chemistry
OilPerm™ FMM enables deeper fluid movement

RockPerm℠ Analysis

A laboratory testing process to select the optimum OilPerm Fluid Mobility Modifiers (FMM) for a stimulation treatment. OilPerm FMMs are designed to improve flow and enhance hydrocarbon production from shale reservoirs.

13

HALLIBURTON

Making Better Wells – Sub Surface Insight

FracInsight℠ Service



Select perforation clusters and frac stage locations to maximize production and minimize cost

- Evaluates rock properties to identify optimal entry points
- Works with horizontal open-hole logs, horizontal cased-hole logs, or vertical open-hole logs + LWD data
- Eliminated unnecessary treatments for Eagle Ford customer, reducing stimulation costs by 35%

DecisionSpace® Earth Modeling



Helping design more cost-effective wells by integrating geological data with well construction

- Full field 3-D visualization tools
- Accelerates seismic data analysis by up to 80%
- Saved 15 drilling days for deepwater NOC customer by optimizing well construction plan

14

HALLIBURTON

Outgrowing the Deep Water Market ? Delivering the Safest, Lowest Cost Finding Market per Foot Drilled Leadership ? Leveraging leadership positions in Geoscience and Completions Drilling ? Providing a “Compelling Choice” in Formation Evaluation Evaluating ? Leading in High Pressure/High Temperature (HP/HT) Solutions ? Positioning through Global Deepwater Infrastructure Completing Market Leadership 15

Deepwater Technology

Reducing Uncertainty



ICE Core[SM] Service

Industry's Leading Downhole, Real-Time, Laboratory-Grade Fluid ID Platform

- Over 110 patents and filings
- Higher accuracy, resolution
- Solid-state device



GeoTap® IDS Sensor

Collects and Identifies Fluid Samples during Drilling Operations

- Improved sample integrity
- Collect multiple samples within hours, not days

Increasing Reliability



DrillingXpert™ Software

Consolidates Real-Time Monitoring and Drilling Modeling Into Single Platform

- Improved planning capabilities
- Increased drilling efficiency
- Real-time optimization



Enhanced Single-Trip Multi-zone FracPac™ System

ESTMZ™ Helps reduce completion cost in multiple zone completions

- Simultaneous perforations
- High-volume fracturing
- Reduces costly rig time

16

HALLIBURTON

Impacting the Decline Curve ? Collaborate with our customers ? Grow through consulting-led mature field projects ? Deploy multi-lateral and infill drilling technologies ? Penetrate intervention segment by focusing on key markets and acquisitions ? Mature fields a technically underserved market 50 Mature Field day 40 Original Vertical Wells Final (?) per Decline Curve 30 Infill Vertical Wells barrels Infill Horizontal Wells 20 CO2 Injection Thousand 10 Economic Limit 1950 1960 1970 1980 1990 2000 2010 2020 2030 17

Consulting-Led Mature Fields Projects Mexico—Humapa ? Contracted to manage asset block and to deliver services from asset planning to Malaysia—Bayan production operations ? Leveraging unconventional horizontal ? Re-developing Bayan oil and gas field off techniques and technology as well as East Malaysia experience in nearby Remolino project ? Project includes seismic analysis, workover of existing wells, and new well drilling Ecuador—Igapo ? Multi-billion dollar opportunity over 9 mature fields ? Contracted to provide consulting, drilling, and completions services ? Total project term is 15 years, with potential for a 5-year extension 18

2Q15 Revenue Breakdown North America Middle East/Asia Pacific Revenue declined 25% sequentially, Modest sequential improvement in relative to a 40% reduction in the operating income. Lower Asia Pacific North America rig count. Lower activity levels were offset by customer budgets translated into improvements in Iraq, Kuwait and the additional reductions in activity levels UAE. Iraq margins reached double- 23% throughout the second quarter, digits during the second quarter. accompanied by further significant price reductions across all product lines. 45% 19% Europe/Africa/CIS 13% Seasonal activity improvements in Eurasia and Norway, along with higher Latin America stimulation activity and completion tools sales in both Algeria and Angola Double-digit sequential declines in revenue drove the sequential improvement for and operating income were driven by the quarter, offsetting weaker activity Venezuela, primarily due to the negative levels in the UK and Egypt. currency impact of the new exchange rate. This was partially offset by improved profitability in Brazil resulting from the recently retendered directional drilling contract. 19

Financial Goals Total Revenue (Indexed) Return on Average Capital Employed*† 1Q10 to 2Q15 2010 to 2015Q2 TTM** HAL Peer Group HAL Peer Group 260 240 19% 220 16% 16% 17% 200 15% 157 13% 13% 13% 180 12% 12% 160 10% 10% 140 120 118 100 Q1 2010 = 100 80 1Q10 1Q11 1Q12 1Q13 1Q14 1Q15 2010 2011 2012 2013 2014 2Q15** * Excludes certain charges. See page 26 for reconciliation of adjusted return on capital employed. ** TTM—Trailing Twelve Months † Return on Average Capital Employed is defined as net income attributable to company plus after tax interest expense divided by long-term debt plus shareholders’ equity (average values from the beginning and end of the period) 20

Global Revenue North America Revenue (Indexed) International Revenue (Indexed) 1Q10 to 2Q15 1Q10 to 2Q15 HAL Peer Group HAL Peer Group 300 220 200 250 180 158 200 157 160 140 150 120 100 120 110 100 Q1 2010 = 100 Q1 2010 = 100 50 80 1Q10 1Q11 1Q12 1Q13 1Q14 1Q15 1Q10 1Q11 1Q12 1Q13 1Q14 1Q15 21

Geographic Results ($ millions) 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 2013 2014 2015 YTD Revenue North America $ 3,706 $ 3,802 $ 3,881 $ 3,823 $3,901 $ 4,344 $ 4,724 $ 4,729 $ 3,542 $ 2,671 $ 15,212 $ 17,698 $ 6,213 Latin America 945 944 1,002 1,018 859 897 1,045 1,074 949 767 3,909 3,875 1,716 Europe / Africa / CIS 1,187 1,299 1,340 1,399 1,299 1,381 1,464 1,346 1,097 1,095 5,225 5,490 $ 2,192 Middle East / Asia 1,136 1,272 1,249 1,399 1,289 1,429 1,468 1,621 1,462 1,386 5,056 5,807 2,848 Total $ 6,974 $ 7,317 $ 7,472 $ 7,639 $ 7,348 $ 8,051 $ 8,701 $ 8,770 $ 7,050 $ 5,919 $ 29,402 $ 32,870 $ 12,969 Operating Income/(Loss) North America $ 605 $ 666 $ 657 $ 644 $ 602 $ 790 $ 906 $ 918 $ 279 $ 130 $ 2,572 $ 3,216 $ 409 Latin America 109 101 155 153 100 61 138 132 122 112 518 431 234 Europe / Africa / CIS 121 161 201 207 146 186 216 141 86 164 690 689 250 Middle East / Asia 187 219 200 259 211 264 262 337 281 307 865 1,074 588 Corporate and Other (1,120) (163) (105) (119) (89) (107) 112 (83) (69) (70) (1,507) (167) (139) Impairments and other charges — — ——(129) (1,208) (306)—(129) (1,514) Baker Hughes acquisition— — — — (17) (39) (83)—(17) (122) related costs Total $ (98) $ 984 $ 1,108 $ 1,144 $ 970 $ 1,194 $ 1,634 $ 1,299 $ (548) $ 254 $ 3,138 $ 5,097 $ (294) 22

Items included in Geographic Results ($ millions) 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 2013 2014 2015 YTD Operating Income/(Loss) North America Restructuring charges — (34) (7) — — — (41) — Latin America Restructuring charges — (4) (4) — — — (8) — Europe / Africa / CIS Restructuring charges — (6) (2) — — — (8) — Middle East / Asia Restructuring charges — (7) (5) — — — (12) — Corporate and other: Macondo-related activity (1,000) — ——195 ——(1,000) 195—Restructuring charges — (3) (20) — — — (23) — Charitable contributions—(55) — — — — (55) — Patent infringement case settlement — — — — — ——Impairments and other charges: — — ——(129) (1,208) (306)—(129) (1,514) Baker Hughes acquisition-related — — ——(17) (39) (83)—(17) costs: (122) Total $ (1,000) $ (55) $ (54) $ (38) $—$—$ 195 $ (146) $ (1,247) $ (389) $ (1,147) $ 49 $ (1,636) 23

Segment Results ($ millions) 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 2013 2014 2015 YTD Revenue Completion and Production $ 4,100 $ 4,363 $ 4,501 $ 4,542 $ 4,420 $ 4,942 $ 5,420 $ 5,471 $ 4,246 $ 3,444 $ 17,506 $ 20,253 $ 7,690 Drilling and Evaluation 2,874 2,954 2,971 3,097 2,928 3,109 3,281 3,299 2,804 2,475 11,896 12,617 5,279 Total $ 6,974 $ 7,317 $ 7,472 $ 7,639 $7,348 $ 8,051 $ 8,701 $ 8,770 $ 7,050 $ 5,919 $ 29,402 $ 32,870 $ 12,969 Operating Income/(Loss) Completion and Production $ 615 $ 732 $ 763 $ 765 $ 661 $ 887 $ 1,071 $ 1,051 $ 462 $ 313 $ 2,875 $ 3,670 $ 775 Drilling and Evaluation 407 415 450 498 398 414 451 477 306 400 1,770 1,740 706 Corporate and other (1,120) (163) (105) (119) (89) (107) 112 (83) (69) (70) (1,507) (167) (139) Impairments and other charges — — ——(129) (1,208) (306)—(129) (1,514) Baker Hughes acquisition— — — — (17) (39) (83)—(17) (122) related costs Total $ (98) $ 984 $1,108 $ 1,144 $ 970 $ 1,194 $ 1,634 $ 1,299 $ (548) $ 254 $ 3,138 $ 5,097 $ (294) CAPEX 685 711 679 859 643 732 909 999 704 519 2,934 3,283 1,223 DDA 448 474 481 497 510 524 535 557 560 456 1,900 2,126 1,016 24

Items included in Segment Results ($ millions) 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 2013 2014 2015 YTD Operating Income/(Loss) Completion and Production: Restructuring charges — (40) (10) — — — (50) — Drilling and Evaluation: Restructuring charges — (11) (8) — — — (19) — Corporate and other: Macondo-related activity (1,000) — ——195 ——(1,000) 195—Restructuring charges — (3) (20) — — — (23) — Charitable contributions—(55) — — — — (55) — Impairments and other charges — — ——(129) (1,208) (306)—(129) (1,514) Baker Hughes acquisition-related costs — — ——(17) (39) (83)—(17) (122) Total $ (1,000) $ (55) $ (54) $ (38) $—$—$ 195 $ (146) $ (1,247) $ (389) $ (1,147) $ 49 $ (1,636) 25

Reconciliation of As Reported ROACE to Adjusted ROACE ($ millions) 2011 2012 2013 2014 2Q15 TTM As reported net income attributable to company $2,839 $2,635 $2,125 $3,500 $1,515 Interest expense, after-tax 181 206 260 289 318 As reported operating profit, after-tax 3,020 2,841 2,385 3,789 1,833 Adjustments, after-tax 88 208 738 (15) 1,168 Adjusted operating profit, after-tax (a) $3,108 $3,049 $3,123 3,774 3,001 Average capital employed (b) 16,124 19,323 21,021 22,785 22,978 As reported ROACE (c) 19% 15% 11% 17% 8% Adjusted ROACE (c) 19% 16% 15% 17% 13% (a) Management believes that operating income adjusted for certain charges is useful to investors to assess and understand operating performance, especially when comparing results with previous and subsequent periods or forecasting performance for future periods, primarily because management views the charges to be outside of the company’s normal operating results. Management analyzes operating income without the impact of these charges as an indicator of performance, to identify underlying trends in the business, and to establish operational goals. See slides 23 and 25 for further details on these adjustments, pre-tax. (b) Average capital employed is a statistical mean of the combined values of long-term debt and shareholders’ equity for the beginning and end of the period. (c) As reported return on average capital employed (ROACE) is calculated as: “As reported operating profit, after-tax” divided by “Average capital employed.” Adjusted ROACE is calculated as: “Adjusted operating profit, after-tax” divided by “Average capital employed.” 26

Recap Best-in-Class Robust Comprehensive Expanded Platform Unconventional Deep Water Mature Fields for Superior Solutions Technology Capabilities Growth, Margins & Portfolio Returns 27

Quarter Update: Second Quarter 2015 NYSE Stock Symbol: HAL Investor Relations Contacts: Common Dividend:$0.18 in Second Quarter 2015 Kelly Youngblood, Vice President Shares Outstanding: 855 Million as of 7/17/2015 Scott Danby, Manager www.halliburton.com 28 281.871.2688 or investors@halliburton.com